UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934*
Elecsys Corporation
Name of Issuer

Common Stock
(Title of Class of Securities)

28473 10 0
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	28473 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Stan Gegen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 258,006
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 258,006
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,006
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)   Name of Issuer:

Elecsys Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

846 N. Mart-Way Court
Olathe, KS  66061

Item 2(a)    Name of Person Filing:

Stan Gegen

Item 2(b)    Address of Principal Business Office or, if None, Residence:

846 N. Mart-Way Court
Olathe, KS  66061

Item 2(c)    Citizenship:

United States Citizen

Item 2(d)   Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:

28473 10 0

Item 3         The Person Filing is:

Not Applicable

Item 4         Ownership:

(a)  Amount beneficially owned:                                           258,006 shares

(b)  Percent of class:                                                                6.8%

Percent of class is based on 3,806,968 outstanding shares of common stock, par value $0.01 per share, as reported by Elecsys Corporation on its Form 10-Q, as filed with the Securities and Exchange Commission on December 9, 2013.

(c)  Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:                                                             258,006 shares

(ii)  Shared power to vote or direct the vote:                                                                        0 shares

(iii)     Sole power to dispose or to direct the disposition of:                                      258,006 shares

(iv)  Shared power to dispose or to direct the disposition of:                                                       0 shares

Item 5    Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7   Identification and Classification of the Subsidiary Which Acquired the Security Being
                       Reported on By the Parent Holding Company:

Not Applicable

Item 8   Identification and Classification of Members of the Group:

Not Applicable

Item 9    Notice of Dissolution of Group:

Not Applicable

Item 10          Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2014

/s/ Stan Gegen
Stan Gegen

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